FOR IMMEDIATE RELEASE

QUANTITATIVE   ALPHA   TRADING   INC.   (formerly   RTN   Stealth   Software   Inc.)

authorizes use of its proprietary trading systems in investing corporate cash.

April  21,  2011  (Toronto)  –  Todd  Halpern,  Chair  of  the  Board of  Directors  of  Quantitative  Alpha

Trading  Inc.  (formerly  RTN  Stealth  Software  Inc.),  announced  today  that,  for  the  first  time,  the

Board  has  authorized  management  to  utilize  the  company’s  proprietary  trading  systems  to  trade in  marketable  securities  to  the  extent  of  a  maximum  of  $750,000  of  the  Company’s  current  cash on hand. Results of such trading activity will be reported quarterly to shareholders.

About QAT

For  more  than  a  decade,  QAT  has  been  researching,  developing  and  maintaining  proprietary algorithmic  securities  trading  systems  that  operate  across  numerous  financial  markets.  Relying

on   behavioral   science   patterns,   the   company’s   proprietary   systems   use   a   linked   series   of

computer programs to analyze securities market data in real-time and directly execute buy or sell orders  over  the  electronic  securities  exchanges  while  monitoring  the  status  of  every  trade  within a given portfolio without human intervention. The company trades on the CNSX exchange under the current symbol RTN.

For further information:

Jim McGovern QAT / Arrow Hedge Partners 1-416-323-0477 jim@qatinc.com

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-

looking  statements.  These  statements  involve  known  and  unknown  risks,  delays,  uncertainties and  other  factors  not  under  the  Corporation's  control  that  may  cause  actual  results,  levels  of activity,  performance  or  achievements  to  be  materially  different  from  the  results,  levels  of activity,  performance,  achievements  or  expectations  expressed  or  implied  by  these  forward-

looking statements.

CNSX  has  not  reviewed  and  does  not  accept  responsibility  for  the  adequacy  or  accuracy  of  the content of this news release.